VEON Announces Approval of Asset Transfer Offer by GTH Shareholders and Final Payment of GTH Tax Settlement Amsterdam, 9 September 2019 – VEON Holdings B.V. (“VEON Holdings”), a wholly-owned subsidiary of VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON, together with VEON Holdings, “VEON”), today announces that VEON’s offer to acquire substantially all of the operating assets of Global Telecom Holding S.A.E. (“GTH”) has been approved by GTH's shareholders. Following that approval, VEON has completed the intragroup transfers of Jazz, Banglalink and Med Cable. Ursula Burns, VEON’s Chairman and Chief Executive Officer, commented: “We welcome today’s approval, which follows the success of our recent tender offer for GTH's shares and the subsequent delisting of GTH from the Egyptian Exchange. We appreciate the cooperation of the Egyptian authorities throughout this process. This now enables us to embark on a comprehensive restructuring of GTH, further simplifying our Group structure.” VEON also confirms that the second settlement payment of USD 82.3 million relating to outstanding tax liabilities of GTH and its Egyptian subsidiaries has now been paid by GTH to the Egyptian Tax Authority. As a result, GTH has resolved all outstanding tax liabilities in Egypt for the tax years 2000 through 2018. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate, including the achievement of the potential benefits of the transactions described above, completion timing, and the receipt of necessary regulatory approvals. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

VEON Contact information Investor Relations Nik Kershaw ir@veon.com Communications Kieran Toohey pr@veon.com